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10029262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Knight Ventures, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13104 Balm Boyette Road
(No. and Street)

Riverview	FL	33579
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth T. McGuire (813)340-4883
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp, PA
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400	Clearwater	FL	33762
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Knight Ventures, Inc., as of February 17, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Operations Manager

Title

Notary Public

Notary Public State of Florida
Rhonda F Winkle
My Commission DD778036
Expires 06/04/2012

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACK KNIGHT VENTURES, INC.

Table of Contents

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

Report of Independent Registered Public Accounting Firm

To the Stockholder
Black Knight Ventures, Inc.:

We have audited the accompanying statement of financial condition of Black Knight Ventures, Inc as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Knight Ventures, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp CPA

February 25, 2010
Clearwater, Florida

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

BLACK KNIGHT VENTURES, INC.

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	677
Inventory		6,051
Total assets	$	6,728

Liabilities and Stockholder's Equity

Stockholder's equity:		
Common stock ($1 per share par value, 100 shares authorized issued and outstanding)	$	100
Additional paid-in capital		45,900
Accumulated deficit		(39,272)
Total stockholder's equity		6,728
Total liabilities and stockholders' equity	$	6,728

See accompanying report of independent registered public accounting firm and notes to financial statements.

BLACK KNIGHT VENTURES, INC.

Statement of Operations

For the Year Ended December 31, 2009

Revenue:		
Other income	$	238
Expenses:		
Regulatory fees		1,165
Bank service charges		42
Office and postage		559
Professional fees		20,000
Total expenses		21,766
Net loss	$	(21,528)

See accompanying report of independent registered public accounting firm and notes to financial statements.

BLACK KNIGHT VENTURES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balances at January 1, 2009	100	$ 100	24,900	(17,744)	7,256
Capital contribution	-	-	21,000	-	21,000
Net loss	-	-	-	(21,528)	(21,528)
Balances at December 31, 2009	100	$ 100	45,900	(39,272)	6,728

See accompanying report of independent registered public accounting firm and notes to financial statements.

BLACK KNIGHT VENTURES, INC.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(21,528)
Changes in assets and liabilities:		
Inventory		(88)
Accounts payable		(150)
Net cash used in operating activities		(21,766)
Cash flows provided by financing activities:		
Capital contributions		21,000
Net decrease in cash and cash equivalents		(766)
Cash and cash equivalents, beginning of year		1,443
Cash and cash equivalents, end of year	$	677

See accompanying report of independent registered public accounting firm and notes to financial statements.

BLACK KNIGHT VENTURES, INC.

Notes to Financial Statements

December 31, 2009

(1) Organization and Nature of Business

Black Knight Ventures Inc (the Company) is a Florida corporation incorporated July 20, 2000 with a name change on June 20, 2004. The company is a broker dealer registered with the Securities and Exchange Commission (SEC) and a member of FINRA.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all investments with an original maturity date of three months or less to be cash equivalents.

(b) Accounts Receivable

Accounts Receivable is reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivable that will actually be collected. Accounts are charged to the allowance as they are deemed uncollectible based upon a periodic review of the accounts.

(c) Revenue Recognition

The company recognizes revenue from commissions and fees it earns upon completion of its responsibilities related to the transaction.

(d) Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(e) Income Taxes

The Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code for federal and state income tax purposes. With this election, income and losses of the Company are passed through to its stockholder for federal and state income tax purposes. The Company's stockholder is responsible for the payment of taxes thereon. Accordingly, the financial statements do not include a provision for federal and state income taxes.

(2) Summary of Significant Accounting Policies - Continued

(e) Income Taxes - Continued

During 2009, the Company adopted Accounting Standards Codification Topic 740, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the adoption of this standard.

(3) Cash Deposits

The Company maintains a cash deposit with FINRA to facilitate FINRA's direct charging of certain expenses related to the Company's operations as a broker-dealer. At December 31, 2009, the Company has a balance of $390 on deposit with FINRA included in cash and cash equivalents on the accompanying statement of financial condition.

(4) Concentrations of Credit Risk and Major Information

The Company maintains its cash account with a banking institution. Total cash balances are insured up to $250,000 per account.

Management assesses the financial stability of its customers to limit its credit risks. The Company does not require collateral or other security to support customer receivables. At December 31, 2009 there were no outstanding receivables.

(5) Inventories

Stocks and other investments held by a broker dealer that are not available for resale are considered inventory on the broker dealer's books. The company maintains a certificate of deposit (CD) on its books that is treated as inventory. It is valued at the lower of cost or market. At December 31, 2009 it had a cost of $6,058 and a current market value of $6,051. The difference in value is due applicable penalties in the event the CD is not held until its next renewal date on June 10, 2010. The CD has a six month renewal in June and December of each year.

(6) Net Capital Requirements

The company is subjected to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2009, the Company had regulatory net capital and a regulatory net capital requirement of $6,323 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

(7) **Exemption Under Section (k)(2)(i)**

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs (k)(1) and k(2)(i) of the Rule.

(8) **Subsequent Events**

The Company has evaluated events and transactions through February 25, 2010, the date which the financial statements were available to be issued.

BLACK KNIGHT VENTURES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2009

Net capital:		
Total stockholder's equity	$	6,728
Deductions for non-allowable assets:		
Cash deposits		(390)
Tentative net capital		6,338
Less: haircuts on inventory		(15)
Net capital	$	6,323
Aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital based on aggregate indebtedness	$	-
Minimum net capital required	$	5,000
Excess net capital	$	1,323
Ratio of aggregate indebtedness to net capital		0 to 1

No material differences exist between the computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II A filing dated January 21, 2010.

See accompanying report of independent registered public accounting firm.

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

Report of Independent Registered Public Accounting Firm on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholder
Black Knight Ventures, Inc.

In planning and performing our audit of the financial statements of Black Knight Ventures Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 7a5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve system

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were, adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp PA

February 25, 2010
Clearwater, FL

BLACK KNIGHT VENTURES, INC.

Financial Statements and Supplementary Schedule

December 31, 2009
(With Report of Independent Registered Public Accounting Firm Thereon)